Exhibit 99.1

Fuling Global Announces Completion of Merger

WENLING, China, November 23, 2020 -- Fuling Global Inc. (Nasdaq: FORK) (“Fuling Global” or the “Company”), a manufacturer and distributor of mainly environmentally-friendly plastic and paper foodservice disposable products, today announced the completion of the merger (the “Merger”) with Fuling MergerCo Inc., an exempted company with limited liability incorporated under the law of the Cayman Islands and a wholly-owned subsidiary of Fuling ParentCo Inc., an exempted company with limited liability incorporated under the law of the Cayman Islands (“Parent”), pursuant to the previously announced agreement and plan of merger, dated as of September 1, 2020 (the “Merger Agreement”), by the Company, Parent and Merger Sub. As a result of the Merger, the Company became a wholly-owned subsidiary of Parent and will cease to be a publicly traded company.

In accordance with the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on November 20, 2020, each ordinary share of the Company, par value $0.001 per share (each, a “Share” and collectively, the “Shares”), issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) has been cancelled and ceased to exist in exchange for the right to receive US$2.35 in cash without interest (the “Merger Consideration”), except for: (a) the Excluded Shares (as defined in the Merger Agreement); and (b) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Law of the Cayman Islands, which were cancelled and ceased to exist in exchange for the right to receive the payment of the fair value of those dissenting shares in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

Registered shareholders immediately prior to the Effective Time who are entitled to the Merger Consideration will receive from the paying agent a letter of transmittal and instructions on how to surrender their Shares in exchange for the Merger Consideration in respect of each Share held thereby, and should wait to receive the letter of transmittal before surrendering their Shares.

The Company requested that trading of its Shares on the NASDAQ Capital Market (“NASDAQ”) be suspended as of beginning of business on November 23, 2020, U.S. Eastern Time. The Company requested that NASDAQ file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its Shares on the NASDAQ and the deregistration of the Company’s registered securities. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

In connection with the Merger, Houlihan Lokey (China) Limited is serving as the financial advisor to the special committee of the board of directors of the Company (the “Special Committee”); King & Wood Mallesons, LLP is serving as the U.S. legal counsel to the Special Committee; Conyers Dill & Pearman is serving as the Cayman Islands legal counsel to the Special Committee and the Company; and Kaufman & Canoles, P.C. is serving as the U.S. legal counsel to the Company.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as the U.S. legal counsel to the buyer group.

About Fuling Global Inc.

Fuling Global manufactures and distributes mainly environmentally-friendly disposable serviceware for the foodservice industry, with six precision manufacturing facilities in the U.S., Mexico, Indonesia and China. The Company’s plastic and paper serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic and paper products and are used by more than one hundred customers, including some of the world's most notable quick-service restaurants and retailers, primarily in the U.S., China, Canada and European countries. More information about the Company can be found at: http://ir.fulingglobal.com/.

Safe Harbor Statement

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (the “Act”). These forward-looking statements can be identified by terminology such as “if,” “will, ”“expected” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions and other factors that could cause actual results to differ materially from those contained in any such statements. These forward-looking statements reflect the Company's expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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For more information, please contact:

PondelWilkinson Inc.

Judy Lin Sfetcu / Roger Pondel

Email: jsfetcu@pondel.com

Phone: +1-310-279-5980